Exhibit 99.3
FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Trizec Canada Inc. (“Trizec Canada”) 181 Bay St., Suite 3820 BCE Place Toronto, ON M5J 2T3

2.	Date of Material Change

August 31, 2006.

3.	News Release

A news release with respect to the material change referred to in this report was issued through Canada Newswire and filed on the system for electronic document analysis and retrieval (SEDAR) on August 31, 2006.

4.	Summary of Material Change

On August 31, 2006, Trizec Canada Inc. (“Trizec Canada”), Trizec Properties, Inc. (“Trizec Properties”), Trizec Holdings Operating LLC, Grace Holdings Operating LLC, Grace Acquisition Corporation, Grace OP LLC and 4162862 Canada Limited entered into an amending agreement (the “Amendment”) relating to the agreement and plan of merger and arrangement agreement among the same parties announced on June 5, 2006 (the “Merger and Arrangement Agreement”).

The Amendment is made in connection with the entering into by Trizec Properties of a memorandum of understanding regarding the settlement of two putative stockholder class action lawsuits filed against Trizec Properties and its directors in the United States. Trizec Properties vigorously denies all liability with respect to the facts and claims alleged in the lawsuits. However, to avoid the risk of delaying the transactions contemplated by the Merger and Arrangement Agreement and to minimize expenses, Trizec Properties has agreed to settle the lawsuits. Trizec Canada is not a defendant in the lawsuits and is not a party to the proposed settlement. The proposed settlement and the Amendment will not affect the consideration to be received by Trizec Canada’s shareholders or Trizec Properties’ stockholders in connection with the transactions contemplated by the Merger and Arrangement Agreement.

The Amendment provides more flexibility to Trizec Canada and Trizec Properties in the event of a superior acquisition proposal relating to Trizec Canada or Trizec Properties and includes an aggregate reduction of US$10 million in the termination fees which would be payable in certain circumstances by Trizec Properties and Trizec Canada. The full text of the Amendment is available electronically on www.sedar.com and on www.trizeccanada.com.

The board of directors of Trizec Canada has approved the Amendment and recommended the approval of the proposed transactions by Trizec Canada’s shareholders. The closing of the proposed transactions is expected to occur on or about October 4 or 5, 2006 and is contingent upon customary closing conditions and approval by Trizec Canada’s shareholders at a meeting scheduled to be held on September 12, 2006.

5.	Full Description of Material Change

On June 6, 2006, two substantially identical purported stockholder lawsuits related to the Merger and Arrangement Agreement were filed naming Trizec Properties and each of its directors as defendants. Trizec Canada is not a party to the lawsuits.

On August 30, 2006, Trizec Properties and the other defendants to the lawsuits entered into a memorandum of understanding with the plaintiffs regarding the settlement of both lawsuits. In connection with the settlement, Trizec Properties agreed to make certain modifications to the Merger and Arrangement Agreement and to make certain additional disclosures to its stockholders. As part of the proposed settlement, Trizec Properties has agreed to pay US$950,000 to the plaintiffs’ counsel for their fees and expenses, subject to approval by the court. Trizec Canada is not a party to the proposed settlement.

The settlement will not affect the arrangement consideration to be received by Trizec Canada shareholders in connection with the transactions contemplated by the Merger and Arrangement Agreement.

While Trizec Canada is not a party to the lawsuits and the memorandum of settlement described above, the Trizec Canada board of directors has determined that it is appropriate to amend the Merger and Arrangement Agreement to reflect the proposed settlement.

The amendments to the Merger and Arrangement Agreement are as follows:
(a)	Section 8.04(a) of the Merger and Arrangement Agreement is amended as follows (new text is underlined and deleted text is stricken through):

“During the term of this Agreement, none of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or affiliate (each, a “Representative”) of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Trizec Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Trizec Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.04) with respect to a Trizec Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the Trizec Stockholder Approval, following the receipt by the Trizec Parties or any Trizec Subsidiary of a bona fide written Trizec Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of, or did not otherwise result from a breach of, this Section 8.04(a)), the Trizec Board or the Special Committee may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal ~~is, or is reasonably likely to~~ could lead to, a Trizec Superior Proposal and (ii) if (x) the Trizec Board or the Special Committee determines in good faith after consultation with its outside legal and financial advisors that such Trizec Acquisition Proposal is, or is reasonably likely to lead to, a Trizec Superior Proposal and (y) the Trizec Board or the Special Committee determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Trizec Board or the Special Committee may (A) furnish non-public information with respect to the Trizec Parties and the Trizec Subsidiaries to the Person who made such proposal (provided that Trizec (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to Trizec as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).”

(b)	Section 8.05(a) of the Merger and Arrangement Agreement is amended as follows (new text is underlined and deleted text is stricken through):

“During the term of this Agreement, none of TZ Canada or any TZ Canada Subsidiary shall, nor shall it authorize or knowingly permit, directly or indirectly, any Representative of the Trizec Parties, any Trizec Subsidiary, TZ Canada or any TZ Canada Subsidiary to, (x) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any TZ Canada Acquisition Proposal, (y) enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a TZ Canada Acquisition Proposal, or (z) enter into any agreement in principle, contract or agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Section 8.05) with respect to a TZ Canada Acquisition Proposal. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to the receipt of the TZ Canada Shareholder Approval, following the receipt by TZ Canada or any TZ Canada Subsidiary of a bona fide written TZ Canada Acquisition Proposal (that was not solicited, encouraged or facilitated in violation or did not otherwise result from a breach of, this Section 8.05(a)), the TZ Canada Board may (directly or through Representatives) (i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal ~~is, or is reasonably likely to~~ could lead to, a TZ Canada Superior Proposal and (ii) if (x) the TZ Canada Board determines in good faith after consultation with its outside legal and financial advisors that such TZ Canada Acquisition Proposal is, or is reasonably likely to lead to, a TZ Canada Superior Proposal and (y) the TZ Canada Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Canadian Law, the TZ Canada Board may (A) furnish non-public information with respect to TZ Canada and the TZ Canada Subsidiaries to the Person who made such proposal (provided that TZ Canada (1) has previously furnished or concurrently furnishes such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to TZ Canada as the Confidentiality Agreement), (B) participate in negotiations regarding such proposal and (C) following receipt of a Combined Superior Proposal, terminate this Agreement pursuant to, and subject to compliance with, Section 10.01(h).”

(c)	Section 10.01(h) of the Merger and Arrangement Agreement is amended to replace the reference to “three (3) Business Days” in clause (ii) to “two (2) Business Days” and “three Business Day period” and “three (3) Business Day period” in clauses (iv) and (v) to “two (2) Business Day period.”

(d)	The “Trizec Termination Fee” as defined in Section 10.03(c)(i) of the Merger and Arrangement Agreement is amended to reduce the amount thereof from US$71,300,000 to US$65,100,000.

(e)	The “TZ Canada Termination Fee” as defined in Section 10.03(c)(iv) of the Merger and Arrangement Agreement is amended to reduce the amount thereof from US$43,700,000 to US$39,900,000.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information contact Colin Chapin, Senior Vice President and Chief Financial Officer of Trizec Canada at 416-682-8600.

     DATED this 31st day of August, 2006.

Per:	/s/ Colin J. Chapin
Colin J. Chapin
Senior Vice President and Chief Financial Officer